AUTOMATIC REINSURANCE AGREEMENT

between

SECURITY BENEFIT LIFE INSURANCE COMPANY

TOPEKA, KANSAS

(referred to as the Reinsurer)

and

FIRST SECURITY BENEFIT LIFE INSURANCE AND
ANNUITY COMPANY OF NEW YORK

WHITE PLAINS, NEW YORK

(referred to as the Company)

_______, 2004

This AUTOMATIC REINSURANCE AGREEMENT (the "Agreement") is made by and between Security Benefit Life Insurance Company, a Kansas-domiciled life insurance company (the "Reinsurer"), and First Security Benefit Life Insurance and Annuity Company of New York, a New York-domiciled life insurance company (the "Company").

WHEREAS, the Company will issue certain variable annuity contracts with a rider that provides for a guaranteed minimum income benefit (the "GMIB Rider") and/or a rider that provides for a guaranteed minimum withdrawal benefit (the "GMWB Rider");

WHEREAS, under the GMIB Rider, the Company guarantees a minimum Annuity Start Amount on any Contract Anniversary following the tenth Contract Anniversary for the purchase of an annuity under Option 2, Life Income with a 10-year period certain, or Option 4, Joint and Last Survivor with a 10-year period certain;

WHEREAS, under the GMWB Rider, the Company guarantees that an Owner may withdraw up to a set percentage during each Contract Year until the Benefit Amount is exhausted; and

WHEREAS, the Company desires to reinsure certain of its obligations and risks with respect to Contracts issued with the GMIB Rider and/or the GMWB Rider on an indemnity basis and the Reinsurer desires to assume such obligations and risks on that basis;

NOW, THEREFORE, in consideration of the mutual and several promises and undertakings herein contained, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Company and the Reinsurer agree as follows:

ARTICLE 1

DEFINITIONS

Capitalized terms used in this Agreement, but not defined herein, shall have the meaning given them in the provisions of the Contracts, the GMIB Rider and the GMWB Rider. The following capitalized terms shall have the meanings set forth below when used in this Agreement:

1.1    Annual Withdrawal Amount Shortfall. "Annual Withdrawal Amount Shortfall" shall mean the amount by which a Contract Owner's withdrawal of an Annual Withdrawal Amount guaranteed under the terms of the GMWB Rider exceeds the Owner's Contract Value as of the date of such withdrawal.

1.2    Applicable Annuity Start Date. "Applicable Annuity Start Date" shall mean the Annuity Start Date under a Contract issued with a GMIB Rider, the Owner of which has elected to receive annuity payments under the terms of the GMIB Rider.

1.3    Affiliate. "Affiliate" shall mean a Person controlling, controlled by or under common control with another Person. The term "control" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, the holding of proxies, by contract other than a commercial contract for goods or non-management services, or otherwise.

1.4    Contract Value. "Contract Value" shall mean the sum of the amounts under each Contract held in the Subaccounts and the Fixed Account as of any Valuation Date. Contract Value is calculated as of each Valuation Date as set forth in the Contracts.

1.5    Contracts. "Contracts" (each a "Contract") shall mean those variable annuity contracts issued by the Company on or after the Effective Date while this Agreement is in force with a GMIB Rider and/or a GMWB Rider. The Contracts are listed on Schedule I hereto. A specimen copy of each of the GMIB and GMWB Riders is attached hereto as Exhibit A.

1.6    Effective Date. "Effective Date" shall mean the date as of which the coinsurance of the Contracts by the Reinsurer under the terms of this Agreement shall be effective, which shall be 12:01 a.m. Central time, on _____, 2004.

1.7    GMIB Amount. "GMIB Amount" shall mean an amount calculated in accordance with the formula set forth in Schedule II. The GMIB Amount is determined for each Contract issued with a GMIB Rider as of the Applicable Annuity Start Date.

1.8    Monthly Reinsurance Premium. "Monthly Reinsurance Premium" shall mean the Quota Share of the Contract Value of a Contract times the reinsurance rate then in effect for that Contract. The reinsurance rate is set forth in Schedule III, which may be amended from time to time as set forth in Section 3.7.

1.9    Monthly Report. "Monthly Report" shall mean a report to be provided by the Reinsurer to the Company on a monthly basis. The report will contain the following information as of the last Valuation Date of each calendar month: (1) the Monthly Reinsurance Premium that accrued during the month for each Contract in force as of the last Valuation Date of the preceding calendar month, (2) any GMIB Amount and any Annual Withdrawal Amount Shortfall that accrued during the month; and (3) the net amount due the Reinsurer if (1) minus (2) is positive or the Company if (1) minus (2) is negative.

1.10   Person. "Person" shall mean an individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, unincorporated organization, governmental or regulatory authority or other entity.

1.11   Reinsurance Obligations. "Reinsurance Obligations" shall mean the obligation to make and receive payments as set forth in Article 3.

1.12   Terminal Accounting. "Terminal Accounting" shall mean the accounting delivered by the Reinsurer to the Company, providing for the settlement between the parties upon termination of this Agreement and/or recapture of the Contracts reinsured hereunder.

1.13   Termination Date. "Termination Date" shall mean the effective date of termination pursuant to any notice of termination given under this Agreement, or such other date as the parties may mutually agree to in writing.

ARTICLE 2

BASIS OF COINSURANCE AND BUSINESS COINSURED

2.1    Coinsurance. Subject to the terms and conditions of this Agreement, the Company will automatically cede on a coinsurance basis to the Reinsurer, and the Reinsurer will automatically accept, the quota share of the Reinsurance Obligations with respect to the Contracts beginning on the Effective Date and continuing while this Agreement is in effect. Starting on the Effective Date, the quota share shall be one hundred percent (100%).

2.2    Guaranteed Benefit Reserves. On and after the Effective Date, the Reinsurer shall establish and maintain on its statutory financial statements statutory reserves for the Contracts maintained by the Company and reinsured with the Reinsurer calculated in consideration of the risks inherent in the Contracts and as prescribed by the appropriate regulatory authorities having jurisdiction over the Company.

2.3    Reinsurance in Force. The reinsurance under this Agreement with respect to any Contract shall be maintained in force without reduction so long as the liability of the Company under such Contract reinsured hereunder remains in force, unless the reinsurance is terminated or reduced as provided herein. The liability of the Reinsurer with respect to any Contract reinsured hereunder shall begin simultaneously with the liability of the Company but in no event prior to the Effective Date.

2.5    Misstatement of Age or Sex. The Reinsurer shall share in any change in the Reinsurance Obligations due to a misstatement of age or sex of an Annuitant under the Contracts.

ARTICLE 3

PAYMENTS AND REPORTING

3.1    Payments by the Company. Subject to the terms of this Agreement, the Company shall pay the Reinsurer as of the last Valuation Date of each calendar month an amount equal to the sum of the Monthly Reinsurance Premium that accrued during the month for each Contract in force as of the last Valuation Date of the preceding calendar month.

3.2    Payments by the Reinsurer. Subject to the terms of this Agreement, the Reinsurer shall pay the Company as of the last Valuation Date of each calendar month the following amounts that accrued during the month:

  any GMIB Amount; and
  any Annual Withdrawal Amount Shortfall.

3.3    Netting of Payments. Except as otherwise specifically provided, all payments of the Reinsurer and the Company shall be determined on a net basis as of the last Valuation Date of the calendar month to which such amounts are attributable; all such amounts shall be due and accrued as of that date. The payment of such amount shall be made in accordance with the provisions of Section 3.4, below. All settlements of account between the Reinsurer and the Company shall be made in cash or its equivalent.

3.4    Monthly Payments. If the Monthly Report reflects a balance due either party, that balance shall be paid in cash to such party with the delivery of the Monthly Report if it is due the Company and within five (5) business days of such delivery if it is due the Reinsurer.

3.5    Adjustments. In the event that subsequent data or calculations require revision of the Monthly Report, the required revision and any appropriate payments thereunder shall be made by the applicable party within five (5) business days after the parties mutually agree as to the appropriate revision.

3.6    Right of Setoff. Any debits or credits, matured or unmatured, liquidated or unliquidated, regardless of when they arose or were incurred, in favor of or against either the Company or the Reinsurer with respect to this Agreement, are deemed mutual debits or credits, as the case may be, and shall be set off and only the balance shall be allowed or paid. This setoff provision (to the extent permitted by law) shall not be modified or reconstrued due to the insolvency, liquidation, rehabilitation, conservatorship or receivorship of either party.

3.7    Change of Premium Rates. The Reinsurer may not vary any or all of the rates set forth in Schedule III hereto except by written notice to the Company, specifying an effective date (the "Rate Change Date") of such change which shall not be less than ninety (90) days after the date on which such notice is given and shall be as of a calendar month end. If any premium rate change is not acceptable to the Company, the Company may terminate the Agreement with respect to Contracts to be issued after the Rate Change Date upon 30 days' notice to the Reinsurer prior to the applicable Rate Change Date. The Reinsurer shall deliver to the Company a revised form of Schedule III setting forth the Rate Change Date and the new rates and labeled as "Schedule III.1," "Schedule III.2" and so forth. All such revised Schedules shall be attached to this Agreement and shall form a part hereof as from their respective Rate Change Dates. The rates as so varied shall apply to all Contracts that are issued on or after the Rate Change Date, unless and until there is further variation pursuant to this Subsection 3.7. The premium rates applicable to each Contract shall remain in force from its issuance until such Contract is terminated by withdrawal, death of the Annuitant(s) or otherwise.

3.8    Delayed Payments. If either party fails to make any payment due under this Agreement, interest will accrue on such payment at the one month London Interbank Offering Rate (LIBOR). For purposes of this Section 3.8, a payment will be considered overdue, and interest will begin to accrue, on the date which is ten (10) business days after the date such payment is due.

3.9    Reports. The Reinsurer shall provide the Company a Monthly Report within ten (10) business days of each calendar month end. The Reinsurer shall provide to the Company on a monthly basis a report of statutory reserves for the Contracts maintained by the Company and reinsured with the Reinsurer, calculated as set forth in Section 2.2, within ten (10) business days of receipt of the Monthly Report.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants that:

4.1    Organization and Standing. The Company is duly incorporated, validly existing and in good standing under the laws of the State of New York and has the corporate power and authority to own, lease and operate its assets and to carry on its business as now being conducted. The Company is duly licensed in each state in which it does business, and it has received no notice of, or has any knowledge of, any fact or condition that may result in the revocation, suspension, limitation, cancellation, condition, or non-renewal of any of its licenses.

4.2    Authorization and Validity. The Company has all requisite power, authority and legal right necessary to enter into this Agreement and to perform all of its obligations hereunder. The execution and delivery by the Company of this Agreement and the performance by the Company of its obligations hereunder, have been duly authorized, and, assuming the duly authorized execution and delivery of this Agreement by the Reinsurer, this Agreement is the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms; provided, however, that the enforceability of the rights and remedies provided in this Agreement against the Company is subject to any applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting generally the enforcement of creditors' rights and to general principles of equity.

4.3 No Conflict or Violation. To the best of the knowledge of the Company's officers, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby in accordance with the respective terms and conditions hereof will not (a) violate any provision of the Articles of Incorporation or Bylaws of the Company, or (b) violate any order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body against, or binding upon, or any agreement with, or condition imposed by, any governmental or regulatory body, foreign or domestic, binding upon the Company.

4.4 Approvals of Governmental Authorities. To the best of the knowledge of the Company's officers, no consent, waiver, license, approval, order or authorization of, or registration, filing or declaration with, or notices to, any Person, entity or governmental authority is required to be obtained, made or given by or with respect to the Company in connection with (a) the execution and delivery of this Agreement by the Company, or (b) the consummation by the Company of the transactions contemplated hereby; provided that the Company must notify the superintendent of its intention to enter into this reinsurance arrangement pursuant to the requirements of New York Insurance Law Section 1505(d)(2).

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE REINSURER

The Reinsurer represents and warrants that:

5.1    Organization and Standing. The Reinsurer is duly incorporated, validly existing and in good standing under the laws of the State of Kansas and has the corporate power and authority to own, lease and operate its assets and to carry on its business as now being conducted. The Reinsurer is also accredited as a reinsurer under the laws of the State of New York. The Reinsurer is authorized under the laws and regulations of said State to reinsure the Contracts under this Agreement. The Reinsurer has received no notice of, or has any knowledge of, any fact or condition that may result in the revocation, suspension, limitation, cancellation, condition, or non-renewal of any of its licenses.

5.2    Authorization and Validity. The Reinsurer has all requisite corporate power, authority and legal right necessary to enter into this Agreement and to perform all of its obligations hereunder. The execution and delivery by the Reinsurer of this Agreement and the performance by the Reinsurer of its obligations hereunder, have been duly authorized, and, assuming the duly authorized execution and delivery of this Agreement by the Company, this Agreement is the valid and binding agreement of the Reinsurer, enforceable against the Reinsurer in accordance with its terms; provided, however, that the enforceability of the rights and remedies provided in this Agreement against the Reinsurer is subject to any applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting generally the enforcement of creditors' rights and to general principles of equity.

5.3    No Conflict or Violation. To the best of the knowledge of the Reinsurer's officers, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby in accordance with the respective terms and conditions hereof will not (a) violate any provision of the Articles of Incorporation or Bylaws of the Reinsurer, or (b) violate any order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body against, or binding upon, or any agreement with, or condition imposed by, any governmental or regulatory body, foreign or domestic, binding upon the Reinsurer.

5.4    Approvals of Governmental Authorities. To the best of the knowledge of the Reinsurer's officers, no consent, waiver, license, approval, order or authorization of, or registration, filing or declaration with, or notices to, any Person, entity or governmental authority is required to be obtained, made or given by or with respect to the Reinsurer in connection with (a) the execution and delivery of this Agreement by the Reinsurer, or (b) the consummation by the Reinsurer of the transactions contemplated hereby, other than the approval described in Section 4.4. above.

ARTICLE 6

AUDITS

The Reinsurer and the Company each shall have the right to audit, at the office of the other party, all records and procedures relating to the reinsurance under this Agreement upon ten (10) business days' prior written notice to the other party. The expense of any such audit shall be borne by the party initiating the audit. The information obtained by the auditing party shall be treated as confidential and proprietary material of the other party and shall be used only for purposes relating to the reinsurance under this Agreement. The terms of this Article 6 shall survive the termination of this Agreement.

ARTICLE 7

OVERSIGHTS, ERRORS AND OMISSIONS

If either the Company or the Reinsurer shall fail to perform an obligation under this Agreement and such failure is the result of an inadvertent delay, error, omission or misunderstanding (collectively, an "error") on the part of the Company or the Reinsurer, such error shall be corrected by restoring both the Company and the Reinsurer to the positions they would have occupied had no such error occurred and the reinsurance provided hereunder shall not be invalidated. The party first discovering the error or act resulting from the error shall notify the other party in writing promptly upon discovery thereof, and the parties shall act to correct such error within twenty (20) business days of receipt of such notice. This Article 7, however, shall not be construed as a waiver by either party of its right to enforce strictly the terms of this Agreement.

ARTICLE 8

DUTY OF COOPERATION

Each party hereto shall cooperate fully with the other in all reasonable respects in order to accomplish the objectives of this Agreement.

ARTICLE 9

INDEMNIFICATION

9.1    Indemnification by the Company. From and after the Effective Date, the Company shall reimburse the Reinsurer for, and shall indemnify and hold the Reinsurer harmless and defend the Reinsurer from and against, all costs and expenses (including interest, penalties, reasonable attorneys', accountants' and actuaries' fees, and any other costs and expenses incident to any suit, action or proceeding), damages, charges, losses, deficiencies, liabilities, obligations, claims and judgments ("Loss" or "Losses") sustained or incurred by, or asserted against, the Reinsurer which arise out of (a) the Company's material breach of any representation or warranty under this Agreement, (b) any breach or nonfulfillment by the Company of, or any failure by the Company to perform, any of the covenants, terms or conditions of, or any of its duties or obligations under, this Agreement and (c) any enforcement of this indemnity.

9.2    Indemnification by the Reinsurer. From and after the Effective Date, the Reinsurer shall reimburse the Company for, and shall indemnify and hold the Company harmless and defend the Company from and against all Losses sustained or incurred by, or asserted against, the Company which arise out of (a) the Reinsurer's material breach of any representation or warranty under this Agreement, (b) any breach or nonfulfillment by the Reinsurer of, or any failure by the Reinsurer to perform, any of the covenants, terms or conditions of, or any of its duties or obligations under, this Agreement, and (c) any enforcement of this indemnity.

9.3    Notice of Claim. As soon as reasonably possible, but in no event subsequent to thirty (30) calendar days after receipt by an indemnified party hereunder of written notice of any demand, claim or circumstances which, upon the lapse of time, would give rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation (a "Claim") that may result in a Loss, such indemnified party shall give notice thereof ("Claims Notice") to the indemnifying party. The Claims Notice shall describe the Claim in reasonable detail, and shall indicate the amount (estimated, if necessary) of the Loss that has been or may be suffered by such indemnified party. The failure of the indemnified party to give the Claims Notice within the time provided for herein shall not affect the indemnifying party's obligation under this Article 9, except if, and then only to the extent that, such failure materially prejudices the indemnifying party or its ability to defend such Claim.

9.4    Opportunity to Defend. Within thirty (30) calendar days of receipt of any Claims Notice given pursuant to Section 9.3, the indemnifying party shall notify the indemnified party in writing of the acceptance of or objection to the Claim and whether the indemnifying party will indemnify the indemnified party and defend the same at the expense of the indemnifying party with counsel selected by the indemnifying party (who shall be approved in writing by the indemnified party, such approval not to be unreasonably withheld); provided, however, that the indemnified party shall at all times have the right to engage its own counsel and fully participate in the defense of the Claim at its own expense or, as provided herein below, at the expense of the indemnifying party. Failure by the indemnifying party to object in writing within such thirty (30) day period shall be deemed to be acceptance of the Claim by the indemnifying party. In the event that the indemnifying party objects to a Claim within said thirty (30) calendar days or does not object but fails to defend the Claim, the indemnified party shall have the right, but not the obligation, to undertake the defense, and to compromise and/or settle (in the exercise of reasonable business judgment) the Claim, all at the risk and expense (including, without limitation, reasonable attorneys' fees and expense) of the indemnifying party. Except as provided in the preceding sentence, the indemnified party shall not compromise and/or settle any Claim without the prior written consent of the indemnifying party. If the Claim is one that cannot by its nature be defended solely by the indemnifying party, the indemnified party shall make available all information and assistance that the indemnifying party may reasonably request; provided, however, that any associated expense shall be paid by the indemnifying party.

ARTICLE 10

INSOLVENCY

In the event of the insolvency of the Company, all coinsurance ceded or otherwise becoming effective under this Agreement shall be payable by the Reinsurer directly to the Company or to its liquidator, receiver or statutory successor on the basis of the liability of the Company under the Contracts without diminution because of the insolvency of the Company. It is understood, however, that in the event of the insolvency of the Company, the liquidator or receiver or statutory successor of the Company shall give written notice of the pendency of a claim against the Company on a Contract within a reasonable period of time after such claim is filed in the insolvency proceedings and that during the pendency of such claim the Reinsurer may investigate such claim and interpose, at its own expense, in the proceeding where such claim is to be adjudicated any defense or defenses which it may deem available to the Company or its liquidator or receiver or statutory successor. It is further understood that the expense thus incurred by the Reinsurer shall be chargeable, subject to court approval, against the Company as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the Company solely as a result of the defense undertaken by the Reinsurer.

ARTICLE 11

DURATION AND RECAPTURE

11.1    Duration. Except as otherwise provided herein, this Agreement is unlimited in duration.

11.2    Term. The Agreement shall have an initial term that shall expire on ________ 2009. The Agreement shall continue after the initial term subject to termination by either party upon ninety (90) calendar days' prior written notice to the other party. The Company may terminate the Agreement during the initial term or thereafter upon thirty (30) calendar days' prior written notice in the event of a change in the premium rate pursuant to Section 3.7. Either party may terminate the Agreement during the initial term on the basis of nonpayment of amounts due as set forth in Section 11.3.

11.3    Termination for Nonpayment of Amounts Due. If the Company refuses to pay any amounts due the Reinsurer pursuant to this Agreement within sixty (60) calendar days after the date such payment is due, the Reinsurer may terminate this Agreement, subject to thirty (30) calendar days' prior written notice to the Company. If the Reinsurer refuses to pay any amount due the Company pursuant to this Agreement within sixty (60) calendar days after the date such payment is due, the Company may terminate this Agreement, subject to thirty (30) calendar days' prior written notice to the Reinsurer. Upon termination of the Agreement pursuant to this Section 11.3, the Company shall recapture all business reinsured hereunder.

11.4    Recapture. The Contracts shall be eligible for recapture, at the sole election of the Company, as provided below:

  Pursuant to mutual agreement in writing by the Company and the Reinsurer;

  Upon the Company's election after all Contracts reinsured hereunder have been in effect for a period of fifteen (15) years or longer;

  Upon the filing of any petition for insolvency, rehabilitation, conservation, supervision or similar proceeding by or against the Reinsurer or its statutory representative; or

  Should the Reinsurer fail to maintain a ratio of (a) to (b) of at least two hundred percent (200%) where (a) is Total Adjusted Capital as defined in the Risk-Based Capital (RBC) Model Act or in the rules and procedures prescribed from time to time by the National Association of Insurance Commissioners ("NAIC") with respect thereto and (b) is the Authorized Control Level RBC as defined in the Risk-Based Capital (RBC) Model Act or in the rules and procedures prescribed from time to time by the NAIC with respect thereto.

If the Company elects to recapture, then the Company must recapture all of the Contracts then in force that are reinsured under this Agreement. In no event may the Company recapture anything other than one hundred percent (100%) of all Contracts that are eligible for recapture. Notwithstanding the foregoing, the Company may elect to recapture those Contracts that have been in force for a period of fifteen (15) years or longer; provided that the Contracts not so recaptured remaining with the Reinsurer have Contract Reserves totaling $100 million or more.

11.5    RBC Calculations. Each of the parties hereto shall provide the other party with a calculation of the party's Total Adjusted Capital and Authorized Control Level RBC as of the end of each calendar quarter within thirty (30) calendar days of the end of such quarter. Each party shall have the right, at its own expense, to audit the other party's books and records to confirm the calculations provided.

11.6    Exercise of Recapture Rights. Any recapture effected or authorized hereby shall not be deemed to have been consummated until (a) termination of the Agreement pursuant to Section 11.2 or (b) the Company has given written notice of recapture to the Reinsurer specifying the fact of recapture, the effective date of the recapture and the grounds for recapture.

11.7    Basis of Recapture. Recapture shall be based upon terms to be negotiated by the parties at the time of termination. The following general principles shall be followed in negotiating the basis of recapture: (a) the consideration to be paid shall reflect the present value of projected profits on the reinsurance of such Contracts; (b) the profit projection shall reflect the cost of all significant risks, primarily those associated with stock market movement and volatility, interest rate movement and the differences in the movements of the Funds versus the stock market; and (c) the taxes to be incurred by the Company and the Reinsurer upon the transfer of Reinsurance Obligations under the Agreement. Notwithstanding the foregoing, if the ground for recapture is the Reinsurer's failure under Section 11.3 to pay an amount due the Company, or the Reinsurer's insolvency or failure to maintain the ratio set forth in Subsection 11.4(d), the foregoing principles shall not apply and the Company shall recapture upon payment by the Reinsurer of an amount equal to the Reinsurance Reserves Obligation as of the date of Recapture.

11.8    Automatic Termination. This Agreement shall terminate automatically in the event that none of the Contracts reinsured hereunder are in force as of the last Valuation Date of any calendar month end.

11.9    Survival. The terms and conditions of the following Sections and Articles shall remain in full force and effect after the Termination Date: Sections 3.8, Article 6, Articles 8 through 14 and Article 15, inclusive.

ARTICLE 12

PAYMENT UPON TERMINATION OR RECAPTURE

12.1    Terminal Accounting. In the event that this Agreement is terminated and the reinsured business is recaptured pursuant to Article 11, the Reinsurer shall provide the Company with a Terminal Accounting, no later than the Termination Date or any other date mutually agreed to in writing. The Terminal Accounting shall provide for the payment to the Company of an amount equal to the amount of the Reserves (if any) as of the date immediately prior to the date of the Terminal Accounting, net of reinsurance under any third-party reinsurance agreements.

12.2    Settlement of Accounts. If the Terminal Accounting shows a balance due the Company, the Reinsurer shall make a cash payment to the Company in that amount. If the Terminal Accounting shows a balance due the Reinsurer, the Company shall make a cash payment to the Reinsurer in that amount.

12.3    Supplementary Accounting and Settlement. In the event that subsequent data or calculations require revision of the Terminal Accounting, the required revision and any appropriate payments shall be made in cash by the parties five (5) business days after the parties mutually agree as to the appropriate revision.

ARTICLE 13

FEDERAL TAXES

13.1    The Company and the Reinsurer hereby agree to the following pursuant to Section 1.848-2(g)(8) of the Income Tax Regulation issued December 1992, under Section 848 of the Internal Revenue Code of 1986, as amended. This election shall be effective as of the Effective Date of this Agreement and for all subsequent taxable years for which this Agreement remains in effect.

  the term "party" will refer to either the Company or the Reinsurer, as appropriate.

  the terms used in this Article are defined by reference to Regulation 1.848-2 in effect December 1992.

  the party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1).

  both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency or as otherwise required by the Internal Revenue Service.

  the Company will submit a schedule to the Reinsurer by May 1 of each year of its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement stating that the Company will report such net consideration in its tax return for the preceding calendar year.

  the Reinsurer may contest such calculation by providing an alternative calculation to the Company by June 1. If the Reinsurer does not so notify the Company, the Company will report the net consideration as determined by the Company in the Company's tax return for the previous calendar year.

  if the Reinsurer contests the Company's calculation of the net consideration, the parties will act in good faith to reach an agreement as to the correct amount by July 1. If the Company and the Reinsurer reach agreement on an amount of the net consideration, each party shall report such amount in their respective tax returns for the previous calendar year.

13.2    The Reinsurer and the Company represent and warrant that they are subject to U.S. taxation under Subchapter L of Chapter 1 of the Internal Revenue Code.

ARTICLE 14

MISCELLANEOUS

14.1     Financial Statement Credit. Should the laws or regulations of any jurisdiction applicable to the Company prevent the Company from taking financial statement credit for the liabilities reinsured by the Reinsurer based on the terms and conditions of this Agreement, the Reinsurer shall use its best efforts to enable the Company to obtain such credit. The Reinsurer shall make any changes required in connection with the Reinsurance Reserve Obligation (a) by any regulatory authority having jurisdiction over the Company in the ordinary course of exercising its powers or otherwise required by law; (b) by changes in NAIC regulations or guidelines relating to the calculation of the Reinsurance Reserve Obligation; or (c) by changes in the Company's good faith interpretation of NAIC regulations and guidelines relating to the calculation of the Reinsurance Reserve Obligation.

14.2    Notices. Any and all notices and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given when (a) mailed by United States registered or certified mail, return receipt requested, (b) mailed by overnight express mail, (c) sent by facsimile or telecopy machine, followed by confirmation mailed by first-class mail or overnight express mail, or (d) delivered in person to the parties at the following addresses:

If to the Company, to: First Security Benefit Life Insurance and Annuity Company of New York 70 West Red Oak Lane White Plains, NY 10604 Attention: General Counsel Fax No.: (785) 438-3080

With a copy (which shall not constitute notice) to:

First Security Benefit Life Insurance and Annuity Company of New York
70 West Red Oak Lane
White Plains, NY 10604
Attention: Chief Administrative Officer
Fax No.: (914) 697-4912

If to the Reinsurer, to: Security Benefit Life Insurance Company One Security Benefit Place Topeka, Kansas 66636-0001 Attention: General Counsel Fax: (785) 438-3080

Either party may change the names or addresses where notice is to be given by providing notice to the other party of such change in accordance with this Section 14.2.

14.3    Confidentiality. Each of the parties shall maintain the confidentiality of all information related to the Contracts, provided to it in connection with this Agreement and shall not disclose such information to any third parties without prior written consent of the other party, except as may be required by regulatory authorities, or pursuant to legal process.

14.4    Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter of this Agreement, and this Agreement, including the Schedules and Exhibits attached hereto, contains the sole and entire agreement between the parties with respect to the subject matter hereof.

14.5    Waivers and Amendments. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof. Such waiver must be in writing and must be executed by an executive officer of such party. A waiver on one occasion shall not be deemed to be a waiver of the same or any other term or condition on a future occasion. This Agreement may be modified or amended only by a writing duly executed by an executive officer of the Company and the Reinsurer, respectively.

14.6    No Third Party Beneficiaries. This Agreement constitutes an indemnity reinsurance agreement solely between the Company and the Reinsurer, and is intended solely for the benefit of the parties hereto and their permitted successors and assigns, and it is not the intention of the parties to confer any rights as a third-party beneficiary to this Agreement upon any other Person.

14.7    Assignment. This Agreement shall not be assigned by either of the parties hereto without the prior written approval of the other party.

14.8    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflicts of law doctrine.

14.9    Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

14.10   Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law or if determined by a court of competent jurisdiction to be unenforceable, and if the rights or obligations of the Company or the Reinsurer under this Agreement will not be materially and adversely affected thereby, such provision shall be fully severable, and this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

14.11   Schedules, Exhibits and Paragraph Headings. Schedules and Exhibits attached hereto are made a part of this Agreement. Paragraph headings are provided for reference purposes only and are not made a part of this Agreement.

14.12   Expenses. Except as explicitly provided to the contrary herein, each party shall be solely responsible for all expenses it incurs in connection with this Agreement or in consummating the transactions contemplated hereby or performing the obligations imposed hereby, including, without limitation, the cost of its attorneys, accountants and other professional advisors.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed effective this ______ day of ____________________, 2004.

SECURITY BENEFIT LIFE INSURANCE COMPANY

By:
Title:
FIRST SECURITY BENEFIT LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

By:
Title:

Schedule I

List of Contracts
Policy Form Numbers:

FSB234
FSB234U
FSB216
FSB216U
FSB236
FSB236U

Schedule II

GMIB Amount Formula

Maximum [(GMIB multiplied by the GMIB Purchase Rate per $1,000 over Current Purchase Rate per $1,000) less Contract Value, 0]

Where:

"GMIB" is the Guaranteed Minimum Income Benefit as determined under the terms of the GMIB Rider;

"GMIB Purchase Rate per $1,000" is the purchase rate under the GMIB Rider, which is based upon the 1983(a) Mortality Table with mortality improvement under Projection Scale G projected for 45 years and an interest rate of 2½%; and

"Current Purchase Rate per $1,000" is the purchase rate under the Contract, which is based upon the 1983(a) Mortality Table with mortality improvement under Projection Scale G projected to the Applicable Annuity Start Date and the current interest rate on the Applicable Annuity Start Date. The Current Purchase Rate per $1,000 shall not be less than the guaranteed purchase rate per $1,000 set forth in the Contract.

Schedule III

Reinsurance Premium
Applicable Rider	Annual Premium (As a Percentage of Contract Value)
GMIB Rider at 3%	0.25%
GMIB Rider at 5%	0.40%
GMWB Rider	0.55%

Exhibit A

Form of Riders